







Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad

Our $1.1 billion real estate fund is now open for investment

FUNDRISE
FLAGSHIP FUND

FUNDRISE
FLAGSHIP FUND

Real estate investing, built for you

For decades, real estate has been a cornerstone of the world's largest portfolios. But it was often complicated, time-consuming, and prohibitively expensive. Until now.

The Fundrise Flagship Fund is unique because it's both one of the largest of its kind and radically accessible. We are bringing the strength of our strategies to everyone, rather than a select few.

With thousands of residential assets and 3.3 million square feet of industrial — our billion-dollar real estate fund aims to deliver a new level of balance, becoming the cornerstone of your portfolio for decades to come.

Liquidity
Penalty-free, quarterly redemptions*

Flexibility
$10 minimum investment

Simplicity
100% digitial investment experience

Start investing in minutes with as little as $10.

Scan QR code or visit fundrise.com/mail

**Subject to limitations. Please see the Fund's prospectus for details. The Fund's net asset value is its assets less its liabilities as of July 1, 2024. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.*

OUR
$1.1 BILLION
REAL ESTATE FUND IS
NOW OPEN FOR INVESTMENT

 **FUNDRISE**
FLAGSHIP FUND



 **FUNDRISE**
FLAGSHIP FUND

Real estate investing, built for you

For decades, real estate has been a cornerstone of the world's largest portfolios. But it was often complicated, time-consuming, and prohibitively expensive. Until now.

The Fundrise Flagship Fund is unique because it's both one of the largest of its kind and radically accessible. We are bringing the strength of our strategies to everyone, rather than a select few.

With thousands of residential assets and 3.3 million square feet of industrial — our billion-dollar real estate fund aims to deliver a new level of balance, becoming the cornerstone of your portfolio for decades to come.


Liquidity
Penalty-free, quarterly redemptions*


Flexibility
$10 minimum investment


Simplicity
100% digitial investment experience



Start investing in minutes with as little as $10.

Scan QR code or visit
fundrise.com/mail

 **FUNDRISE**
FLAGSHIP FUND

Our $1.1 billion real estate fund is now open for investment

With thousands of residential assets and 3.3 million square feet of industrial — our billion-dollar real estate fund aims to deliver a new level of balance, becoming the cornerstone of your portfolio for decades to come.

Liquidity: Penalty-free, quarterly redemptions*

Flexibility: $10 minimum investment

Simplicity: 100% digital investment experience

Learn more about the Fundrise Flagship Fund at
fundrise.com/mail



Build-for-rent
Rental home community near Atlanta, GA

New investment
Your portfolio has acquired a new property.

 **FUNDRISE**
FLAGSHIP FUND

Real estate investing, built for you

For decades, real estate has been a cornerstone of the world's largest portfolios. But it was often complicated, time-consuming, and prohibitively expensive. Until now.

The Fundrise Flagship Fund is unique because it's both one of the largest of its kind and radically accessible. We are bringing the strength of our strategies to everyone, rather than a select few.

*Subject to limitations. Please see the Fund's prospectus for details. The Fund's net asset value is its assets less its liabilities as of July 1, 2024. Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.



Start investing in minutes with as little as $10.
Scan QR code or visit
fundrise.com/mail

5 money moves for 2024





Moneywise | Updated Oct 16, 2024

Listen

With the year more than halfway over, it's still not too late to get your finances in order and solidify opportunities to grow your wealth.

There are things you can start doing now that will translate into healthy money habits for the years to come.

We've compiled a list of timeless ways to up your money game without significantly altering your day-to-day life. From saving to spending and even investing, here are five money moves to consider making now.

1. Invest in real estate

Most of the world's most successful investors know that investing in real estate is one of the smartest choices for long-term growth. But did you know it is still possible to build your portfolio without having to play landlord or forking over a huge down payment?

The Fundrise Flagship Fund [1] is a $1 billion private real estate fund that lets you invest in an expertly crafted strategy without needing hundreds of thousands of dollars. You don't need to be an accredited investor, and you can **get started with as little as $10**.

With 4,700+ single-family homes and 2,500+ residential units owned by the Fundrise Flagship Fund, you get exposure to institutional-style scale and diversification. After you place your first investment, the Fundrise Flagship Fund will work to find and add new assets to your portfolio over time and send you transparent updates along the way.

It only takes a few minutes to **sign up now and become a real estate investor today**.

Learn More

On their website

1. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus. Read them carefully before investing. This marketing was vetted by the Moneywise team and sponsored by the Fundrise Flagship Fund.